FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release announcing the completion of a follow-on offering of units of Sprott Physical Gold Trust (the "Trust").

EXHIBIT 99.1

Sprott Physical Gold Trust
Announces Completion of Its Follow-on Offering of Trust Units

Toronto, Ontario, Canada –July 20, 2011 – Sprott Physical Gold Trust (the "Trust") (NYSE: PHYS / TSX: PHY.U), a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, today announced that it has completed its follow-on offering of 19,000,000 Units at US$14.00 per Unit for gross proceeds of US$266,000,000 (the "Offering").

The Trust will use the net proceeds of this Offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described in the prospectus related to this Offering.  The net proceeds of the Offering per Unit are greater than 100% of the most recently calculated net asset value per Unit of the Trust prior to pricing of the Offering, as required under the trust agreement governing the Trust.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively. The Offering was made simultaneously in the United States and Canada by underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional details on the Trust can be found in the final prospectus available on EDGAR (www.edgar.com) and SEDAR (www.sedar.com) or on the Trust's website at www.sprottphysicalgoldtrust.com.

Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST
(Registrant)
By Sprott Asset Management GP Inc.,
as general partner of
the manager of the Registrant

By:  /s/ Kirstin H. McTaggart
    Kirstin H. McTaggart
    Corporate Secretary

Dated: July 20, 2011

SK 03883 0007 1213794